

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 21, 2022

Brian C. White
Chief Financial Officer
Ambarella, Inc.
3101 Jay Street
Santa Clara, California 95054

      Re: Ambarella, Inc.
          Form 10-K for the Fiscal Year Ended January 31, 2022
          Filed April 1, 2022
          File No. 001-35667

Dear Brian C. White:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Manufacturing